As filed with the Securities and Exchange Commission on November 26, 2003
                                            Securities Act File No. 333-108409
                                     Investment Company Act File No. 811-21423
===============================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ________________________

                                   FORM N-2
                           ________________________

[ ] Registration Statement under the Securities Act of 1933
[ ] Pre-Effective Amendment No.
[X] Post-Effective Amendment No. 1
                                    and/or

[X] Registration Statement under the Investment Company Act of 1940
[X] Amendment No. 4
                       (Check Appropriate Box or Boxes)
                           ________________________

                      THE GABELLI DIVIDEND & INCOME TRUST
              (Exact Name of Registrant as Specified in Charter)
                           ________________________

                             One Corporate Center
                           Rye, New York 10580-1422
                   (Address of Principal Executive Offices)

      Registrant's Telephone Number, Including Area Code: (800) 422-3554

                                Bruce N. Alpert
                      The Gabelli Dividend & Income Trust
                             One Corporate Center
                           Rye, New York 10580-1422
                                (914) 921-5100
                    (Name and Address of Agent for Service)
                           ________________________

                                  Copies to:


 Richard T. Prins, Esq.               James E. McKee, Esq.                Leonard B. Mackey, Jr., Esq.
 Skadden, Arps, Slate,          The Gabelli Dividend & Income Trust        Clifford Chance US LLP
  Meagher & Flom LLP                  One Corporate Center                    200 Park Avenue
   Four Times Square                Rye, New York 10580-1422             New York, New York  10166
New York, New York 10036                (914) 921-5100                       (212) 878-8000
   (212) 735-3000

                           ________________________

         Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

         If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. [ ]

         It is proposed that this filing will become effective (check appropriate box)

         [ ] When declared effective pursuant to section 8(c).

         [X] This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-108409

                           ________________________


       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


                                                                            Proposed
                                                     Proposed                Maximum
                                                      Maximum               Aggregate
                             Amount Being           Offering Price           Offering               Amount of
Title of Securities           Registered              Per Share               Price            Registration Fee (1)
-------------------          ------------           --------------         -----------         --------------------
Common Shares,              90,000,000 Shares           $20               $1,800,000,000           $228,060
$.001 par value

(1) All fees have been previously paid.


                           ________________________


                               EXPLANATORY NOTE

         This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-108409) of The Gabelli Dividend & Income Trust is being filed pursuant to Rule 462(d) under the Securities Act of 1933 for the sole purpose of adding a new exhibit A, the Amended and Restated Agreement and Declaration of Trust, and accordingly, this amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

                                    PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(1)  Financial Statements

         Previously filed in Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, filed with the Securities and Exchange Commission on November 24, 2003.

(2) Exhibits

         (a) Amended and Restated Agreement and Declaration of Trust of Registrant(1)
         (b)      Amended and Restated By-Laws of Registrant(3)
         (c)      Not applicable
         (d)      Form of Specimen Share Certificate (2)
         (e) Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of Registrant(2)
         (f)      Not applicable
         (g) Form of Investment Advisory Agreement between Registrant and Gabelli Funds, LLC(2)
         (h)(1)   Form of Purchase Agreement(2)
         (h)(2)   Form of Distribution Agreement (3)
         (i)      Not applicable
         (j)      Form of Custodian Contract between Registrant and Custodian
                  (3)
         (k) (i) Form of Registrar, Transfer Agency and Service Agreement between Registrant and Transfer Agent(1)
                  (ii) Additional Compensation Agreement between Registrant and Merrill Lynch (3)
                  (iii) Additional Compensation Agreement between Registrant and Citigroup (3)
         (l) Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to legality(3)
         (m)      Not applicable
         (n)      (i) Consent of PricewaterhouseCoopers LLP(3)
                  (ii) Powers of Attorney(2)
         (o)      Not applicable
         (p)      Form of Initial Subscription Agreement (2)
         (q)      Not applicable
         (r)      (i) Codes of Ethics of the Fund and the Investment
                  Adviser(2)
                  (ii) Code of Conduct for Chief Executive and Senior Financial Officers(2)

___________________

(1)      Filed herewith.
(2) Incorporated by reference from Pre-Effective Amendment No.1 to the Registrant's Registration Statement on Form N-2, filed with the Securities and Exchange Commission on October 27, 2003.
(3) Incorporated by reference from Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, filed with the Securities and Exchange Commission on November 24, 2003.


Item 25. Marketing Arrangements

         Reference is made to Exhibit 2(h) to this Registration Statement to be filed by amendment.


Item 26. Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration
         Statement:


NYSE listing fee.......................................................$40,000
SEC Registration fees..................................................164,710
Printing/engraving expenses............................................300,000
Accounting fees..........................................................5,000
Legal fees.............................................................320,000
NASD fee................................................................30,500
Underwriter Reimbursement..............................................435,500
Distribution Expense Reimbursement...................................1,300,000
Miscellaneous............................................................4,290
         Total.......................................................2,600,000


Item 27. Persons Controlled by or Under Common Control with Registrant

         NONE


Item 28. Number of Holders of Securities as of November 21 , 2003

                                                              Number of Record
Title of Class                                                Holders

Common Shares of Beneficial Interest                             1


Item 29. Indemnification

         Article IV of the Registrant's Agreement and Declaration of Trust provides as follows: 4.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. 4.2 Mandatory Indemnification. (a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of
(i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as "disabling conduct"). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

                  (b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding ("Disinterested Non-Party Trustees"), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph
(c) below.

                  (c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee's good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met:
(1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

                  (d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

                  (e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law as if the Trust were a corporation organized under the Delaware General Corporation Law provided that such indemnification has been approved by a majority of the Trustees.

4.3 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

4.4 Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust's officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

         Section 9 of the Investment Advisory Agreement between the Registrant and Gabelli Funds, LLC provides:

         (a) The Fund hereby agrees to indemnify the Adviser and each of the Adviser's trustees, officers, employees, and agents (including any individual who serves at the Adviser's request as director, officer, partner, trustee or the like of another corporation) and controlling persons (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable corporate law) reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth above in this paragraph or thereafter by reason of his having acted in any such capacity, except with respect to any matter as to which he shall have been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund and furthermore, in the case of any criminal proceeding, so long as he had no reasonable cause to believe that the conduct was unlawful, provided, however, that (1) no indemnitee shall be indemnified hereunder against any liability to the Fund or its shareholders or any expense of such indemnitee arising by reason of (i) willful misfeasance,
(ii) bad faith, (iii) gross negligence, (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (v) being sometimes referred to herein as "disabling conduct"), (2) as to any matter disposed of by settlement or a compromise payment by such indemnitee, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless there has been a determination that such settlement or compromise is in the best interests of the Fund and that such indemnitee appears to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund and did not involve disabling conduct by such indemnitee and (3) with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the full Board of the Fund. Notwithstanding the foregoing the Fund shall not be obligated to provide any such indemnification to the extent such provision would waive any right which the Fund cannot lawfully waive.

         (b) The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Fund receives a written affirmation of the indemnitee's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the Fund unless it is subsequently determined that he is entitled to such indemnification and if the trustees of the Fund determine that the facts then known to them would not preclude indemnification. In addition, at least one of the following conditions must be met: (A) the indemnitee shall provide a security for his undertaking, (B) the Fund shall be insured against losses arising by reason of any lawful advances, or (C) a majority of a quorum of trustees of the Fund who are neither "interested persons" of the Fund (as defined in Section 2(a)(19) of the Act) nor parties to the proceeding ("Disinterested Non-Party Trustees") or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

         (c) All determinations with respect to indemnification hereunder shall be made (1) by a final decision on the merits by a court or other body before whom the proceeding was brought that such indemnitee is not liable by reason of disabling conduct or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of the Disinterested Non-party Trustees of the Fund, or (ii) if such a quorum is not obtainable or even, if obtainable, if a majority vote of such quorum so directs, independent legal counsel in a written opinion.

         The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

         The following subsections of Section 6 of The Underwriting Agreement among the Registrant, Gabelli Funds, LLC and the Underwriters provide:

         (a) Indemnification of Underwriters. The Fund and the Investment Adviser, jointly and severally, agree to indemnify and hold harmless each of you and each other Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation), joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectus, any Prepricing Prospectus, any sales material (or any amendment or supplement to any of the foregoing), or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission which has been made therein or omitted therefrom in reliance upon and in conformity with the information relating to such Underwriter furnished in writing to the Fund by or on behalf of any Underwriter through you expressly for use in connection therewith; provided, however, that the indemnification contained in this paragraph (a) with respect to any preliminary prospectus shall not inure to the benefit of any Underwriter (or to the benefit of any person controlling such Underwriter) on account of any such loss, claim, damage, liability or expense arising from the sale of the Shares by such Underwriter to any person if a copy of the Prospectus shall not have been delivered or sent to such person within the time required by the 1933 Act and the 1933 Act Rules and Regulations, and the untrue statement or alleged untrue statement or omission or alleged omission of a material fact contained in such preliminary prospectus was corrected in the Prospectus, provided that the Fund has delivered the Prospectus to the several Underwriters in requisite quantity on a timely basis to permit such delivery or sending. The foregoing indemnity agreement shall be in addition to any liability that the Fund or the Investment Adviser may otherwise have.

         (c) Indemnification of Fund and Investment Adviser by Underwriters. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Fund and the Investment Adviser, their trustees, their directors, any officers who sign the Registration Statement, and any person who controls the Fund or the Investment Adviser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, to the same extent as the foregoing indemnity from the Fund and the Investment Adviser to each Underwriter, but only with respect to information relating to such Underwriter furnished in writing by or on behalf of such Underwriter through you expressly for use in the Registration Statement, the Prospectus or any preliminary prospectus, or any amendment or supplement thereto. If any action, suit or proceeding shall be brought against the Fund or the Investment Adviser, any of their trustees, their directors, any such officer, or any such controlling person based on the Registration Statement, the Prospectus or any preliminary prospectus, or any amendment or supplement thereto, and in respect of which indemnity may be sought against any Underwriter pursuant to this paragraph (c), such Underwriter shall have the rights and duties given to the Fund and the Investment Adviser by paragraph (b) above (except that if the Fund or the Investment Adviser shall have assumed the defense thereof such Underwriter shall not be required to do so, but may employ separate counsel therein and participate in the defense thereof, but the fees and expenses of such counsel shall be at such Underwriter's expense), and the Fund and the Investment Adviser, their trustees, their directors, any such officer, and any such controlling person shall have the rights and duties given to the Underwriters by paragraph (b) above. The foregoing indemnity agreement shall be in addition to any liability that the Underwriters may otherwise have.

         (f) Notwithstanding any other provisions in this Section 6 or Section 7, no party shall be entitled to indemnification or contribution under this Agreement against any loss, claim, liability, expense or damage arising by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of its duties in the performance of its duties hereunder.


Item 30. Business and Other Connections of Investment Adviser

         The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 30 to provide a list of the officers and trustees of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and trustees during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-26202).


Item 31. Location of Accounts and Records

         The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Custodian, State Street Bank and Trust Company, One Heritage Drive, Palmer 2N, North Quincy, MA 02171, at the offices of the Fund's Administrator, PFPC, Inc, 3200 Horizon Drive, King of Prussia, Pennsylvania 19406, and in part at the offices of the transfer agent, Equiserve Trust Company, N.A., located at P.O. Box 43025, Providence, RI 09240-3025.


Item 32. Management Services

         Not applicable.


Item 33. Undertakings

         1. Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value, as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

         2.       Not applicable.

         3.       Not applicable.

         4.       Not applicable.

         5. Registrant undertakes that, for the purpose of determining any liability under the 1933 Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

                  Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

         6. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

                                  SIGNATURES

         As required by the Securities Act of 1933, as amended, this Registrant's Registration Statement has been signed on behalf of the Registrant, in the City of Rye, State of New York, on the 25th day of November, 2003.

                                     THE GABELLI DIVIDEND & INCOME TRUST

                                     By: /s/ Bruce N. Alpert
                                         -------------------
                                         Bruce N. Alpert
                                         President

                                     By: /s/ Richard C. Sell, Jr.
                                         -----------------------
                                         Richard C. Sell, Jr.
                                         Treasurer

         As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 25th day of November, 2003.

Name                                        Title

              Signature                                      Title


               *                            Trustee, Chairman and Chief
--------------------------------            Investment Officer
Mario J. Gabelli


               *                            Trustee
--------------------------------
Anthony J. Colavita


               *                            Trustee
--------------------------------
James P. Conn


               *                            Trustee
--------------------------------
Mario d'Urso


               *                            Trustee
--------------------------------
Frank J. Fahrenkopf, Jr.


               *                            Trustee
--------------------------------
Michael J. Melarkey


                                            Trustee
--------------------------------
Karl Otto Pohl


               *                            Trustee
--------------------------------
Salvatore M. Salibello


               *                            Trustee
--------------------------------
Edward T. Tokar


               *                            Trustee
--------------------------------
Anthonie C. van Ekris


               *                            Trustee
--------------------------------
Salvatore J. Zizza



 /s/ Bruce N. Alpert
--------------------------------
Bruce N. Alpert                             President
Attorney-in-Fact
* Pursuant to a Power of Attorney.

                                 EXHIBIT INDEX


EXHIBIT NUMBER                              DESCRIPTION

EX-99 (a)             Amended and Restated Agreement and Declaration of Trust*

EX-99 (b)             Amended and Restated By-Laws**

EX-99 (d)             Form of Specimen Common Share Certificate**

EX-99 (e)             Automatic Dividend Reinvestment and Voluntary Cash
                      Purchase Plan**

EX-99 (g)             Investment Advisory Agreement between Registrant and
                      Gabelli Funds, LLC**

EX-99 (h)(1)          Form of Purchase Agreement**

EX-99 (h)(2)          Form of Distribution Agreement**

EX-99 (j)             Form of Custodian Agreement between Registrant and State
                      Street Bank and Trust Company**

EX-99 (k)(i)          Form of Registrar, Transfer Agency and Service Agreement
                      between Registrant and Transfer Agent**

EX-99 (k)(ii)         Additional Compensation Agreement between Registrant and
                      Merrill Lynch**

EX-99(k)(iii)         Additional Compensation Agreement between Registrant and
                      Citigroup**

EX-99 (1)             Opinion and Consent of Skadden, Arps, Slate, Meagher &
                      Flom LLP**

EX-99 (n) (i)         Consent of Independent Auditors**

EX-99 (n) (ii)        Powers of Attorney**

EX-99 (p)             Form of Initial Subscription Agreement**

EX-99 (r)(i)          Code of Ethics**

EX-99 (r)(ii)         Code of Conduct for Chief Executive and Senior Financial
                      Officers **


*Filed Herewith.
**Previously filed.